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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 23)


                               NORDSON CORPORATION
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                                (Name of issuer)


                        COMMON SHARES, WITHOUT PAR VALUE
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                         (Title of class of securities)


                                   655663 10 2
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                                 (CUSIP number)





                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|Rule 13d-1(b)
                           |_|Rule 13d-1(c)
                           |X|Rule 13d-1(d)


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----------------------                                        -----------------
CUSIP No.  655663 10 2                  13G                   Page 2 of 6 Pages
----------------------                                        -----------------

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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ERIC T. NORD
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                        (b) |_|

          NOT APPLICABLE
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3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
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                            5        SOLE VOTING POWER
        NUMBER OF                                                    1,605,739
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6        SHARED VOTING POWER
         OWNED BY                                                    2,997,676
          EACH              ---------------------------------------------------
        REPORTING           7        SOLE DISPOSITIVE POWER
       PERSON WITH                                                   1,605,739
                            ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER
                                                                     2,997,676
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,603,415
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                            |_|
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          13.8%
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12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------



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                                  SCHEDULE 13G

Item 1(a).    Name of Issuer:

              Nordson Corporation


Item 1(b).    Address of Issuer's Principal Executive Offices:

              28601 Clemens Road
              Westlake, Ohio 44145


Item 2(a).    Name of Person Filing:

              Eric T. Nord


Item 2(b).    Address of Principal Business Office:

              28601 Clemens Road
              Westlake, Ohio 44145


Item 2(c).    Citizenship:

              United States of America


Item 2(d).    Title of Class of Securities:

              Common Shares, without par value


Item 2(e).    CUSIP Number:

              655663 10 2


Item 3.       Rules 13d-1(b), or 13d-2(b) or (c):

              Not Applicable


Item 4.       Ownership:

              a)   Amount beneficially owned: 4,603,415 shares

              b)   Percent of class: 13.8%

              c)   Number of shares as to which such person has:

                      (i)         Sole power to vote or to direct the
                                  vote: 1,605,739


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                      (ii)        Shared power to vote or to direct the
                                  vote: 2,997,676

                      (iii) Sole power to dispose or to direct the disposition of: 1,605,739

                      (iv) Shared power to dispose or to direct the disposition of: 2,997,676


Item 5.       Ownership of Five Percent or Less of a Class:

              Not Applicable


Item 6.       Ownership of More than Five Percent on Behalf of
              Another Person:

                      Eric T. Nord and his brother, Evan W. Nord, hold
              2,005,560 of the Common Shares covered by this Schedule as testamentary trustees under the will of Walter G. Nord, the founder of Nordson Corporation. Eric T. Nord and Evan
              W. Nord are entitled for their lifetimes to receive the net income, and may receive discretionary distributions of principal, from 481,320 and 1,524,240 shares, respectively. Upon their deaths, each has a limited power of appointment over the trust property held for his benefit and, in default of appointment, the trust property would be apportioned among his lineal descendants and subsequently held in trust for their benefit. Eric T. Nord and Evan W. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                      Eric T. Nord holds 632,116 of the Common Shares
              covered by this Schedule as one of the trustees of The Nord Family Foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                      Eric T. Nord and William D. Ginn hold 360,000 of
              the Common Shares covered by this Schedule as trustees of the Eric and Jane Nord Foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

              Not Applicable




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Item 8.       Identification and Classification of Members of the
              Group:

              Not Applicable


Item 9.       Notice of Dissolution of Group:

              Not Applicable


Item 10.      Certification:

              Not Applicable





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                                    SIGNATURE

                              After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2002


                                    /s/ Eric T. Nord
                                    --------------------------------------------
                                    Eric T. Nord